UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

ELKCORP
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

287456107
(CUSIP Number)

Heyman Investment Associates Limited Partnership
333 Post Road West
Westport, CT  06880
(203) 221-3932
Attention: James R. Mazzeo
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

John Rebele	Steven A. Seidman, Esq.
Building Materials Corporation of America	Maurice M. Lefkort, Esq.
1361 Alps Road	Willkie Farr & Gallagher LLP
Wayne, New Jersey 07470	787 Seventh Avenue
(973) 317-5960	New York, NY 10019-6099
(212) 728-8000

November 6, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heyman Investment Associates Limited Partnership — (IRS Identification No. 06-1107758)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,123,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,123,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Samuel J. Heyman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Building Materials Corporation of America — (IRS Identification No. 22-3276290)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BMCA Holdings Corporation — (IRS Identification No. 51-0393774)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G-I Holdings Inc. — (IRS Identification No. 22-2934562)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G Holdings Inc. — (IRS Identification No. 26-0006169)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 287456107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heyman Holdings Associates Limited Partnership — (IRS Identification No. 06-1261246)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,123,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) PN

Item 1.                                                           Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $1.00 per share (“Common Stock”), of ElkCorp, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 14911 Quorum Drive, Suite 600, Dallas, Texas 75254.

Item 2.                                                           Identity and Background.

(a), (b) & (f)           This Schedule 13D is being filed by Heyman Investment Associates Limited Partnership, a Connecticut limited partnership (“HIA”), Samuel J. Heyman, a citizen of the United States of America (“Mr. Heyman”), Building Materials Corporation of America, a Delaware corporation (“BMCA”), BMCA Holdings Corporation, a Delaware corporation (“BHC”), G-I Holdings Inc., a Delaware corporation (“G-I Holdings”), G Holdings Inc., a Delaware corporation (“G Holdings”), and Heyman Holdings Associates Limited Partnership, a Connecticut limited partnership (“Heyman Holdings”).  HIA, Mr. Heyman, BMCA, BHC, G-I Holdings, G Holdings and Heyman Holdings are sometimes hereinafter collectively referred to as the “Reporting Persons.”

Mr. Heyman is the sole general partner of each of HIA and Heyman Holdings.  Mr. Heyman beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”)) approximately 99% of G Holdings and controls G Holdings through his ownership of Heyman Holdings.  G Holdings controls G-I Holdings.  G-I Holdings controls BHC.  BHC controls BMCA.  Mr. Heyman is in the position to directly, in some instances, and indirectly determine the investment and voting decisions to be made by the Reporting Persons.

HIA and Heyman Holdings each have their principal place of business at 333 Post Road West, Westport, Connecticut 06880.  BMCA, G-I Holdings and G Holdings each have their principal place of business at 1361 Alps Road, Wayne, New Jersey 07470.  BHC has its principal place of business at 300 Delaware Avenue, Suite 303, Wilmington, Delaware 19801.  Mr. Heyman has his principal place of business at 667 Madison Avenue, 12th Floor, New York, New York 10021.

The name, position, citizenship and business address of the general partner of HIA are set forth on Schedule A-1 hereto.

The name, position, citizenship and business address of each director and executive officer of BMCA are set forth on Schedule A-2 hereto.

The name, position, citizenship and business address of each director and executive officer of BHC are set forth on Schedule A-3 hereto.

The name, position, citizenship and business address of each director and executive officer of G-I Holdings are set forth on Schedule A-4 hereto.

The name, position, citizenship and business address of each director and executive officer of G Holdings are set forth on Schedule A-5 hereto.

The name, position, citizenship and business address of the general partner of Heyman Holdings are set forth on Schedule A-6 hereto.

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(c)            HIA is an investment partnership.  Heyman Holdings is an investment partnership whose business consists primarily of owning a control interest in G Holdings.  The business of G Holdings consists primarily of owning 100% of the capital stock of G-I Holdings.  The business of G-I Holdings consists primarily of owning 100% of the capital stock of BHC.  The business of BHC consists primarily of owning the capital stock of BMCA.  The business of BMCA consists primarily of the manufacture and sale of building materials.  Mr. Heyman is the general partner of HIA, the general partner of Heyman Holdings, a director and the Chief Executive Officer, President and Secretary of G Holdings and a director and the Chief Executive Officer, President and Secretary of G-I Holdings.

(d)           During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has been convicted in a criminal proceeding.

(e)           During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.                                                           Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by the Reporting Persons to purchase the 2,123,800 shares of Common Stock (the “Shares”) beneficially owned (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by them, directly or indirectly, was approximately $55 million, including commission.

The funds used to purchase the Shares were obtained by HIA from the working capital of HIA, funds of HIA from capital contributions of its partners and borrowings pursuant to standard margin arrangements.

Item 4.                                                           Purpose of Transaction.

The Reporting Persons acquired the Shares to obtain an equity position in the Issuer and facilitate a possible business combination between the Issuer and BMCA.  After a series of communications with the Issuer, on November 6, 2006, BMCA submitted a letter to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of the Issuer, indicating its interest in pursuing a business combination with the Issuer (the “Acquisition Letter”).  A copy of the Acquisition Letter is attached as Exhibit 1 hereto.

Except as contemplated in this Item 4, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                           Interest in Securities of the Issuer.

(a)            As of the close of business on November 1, 2006, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to have beneficially owned), directly or indirectly, an aggregate of 2,123,800 shares of Common Stock, representing approximately 10.36% of the number of outstanding shares of Common Stock.  HIA has direct

10

beneficial ownership of all of the Shares.  Mr. Heyman, BMCA, BHC, G-I Holdings, G Holdings and Heyman Holdings have indirect beneficial ownership of all of the Shares.

The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 20,497,311 shares of Common Stock issued and outstanding as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed on September 18, 2006.

(b)           HIA has the sole power to vote, direct the voting of, dispose of and direct the disposition of, the Shares.  Mr. Heyman, as the sole general partner of HIA, may be deemed to own beneficially (as that term is defined in Rule 13d-3) the Shares.  By virtue of the foregoing, Mr. Heyman may be deemed to share with HIA the power to vote, direct the voting of, dispose of and direct the disposition of the Shares.  BMCA, by virtue of the August Letter (as defined in Item 6), may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares.  By virtue of the foregoing, BMCA may be deemed to share with HIA the power to vote, direct the voting of, dispose of and direct the disposition of the Shares.  BHC, by virtue of its ownership of all of the outstanding stock of BMCA, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. G-I Holdings, by virtue of its ownership of all of the outstanding capital stock of BHC, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. G Holdings, by virtue of its ownership of all of the outstanding capital stock of G-I Holdings, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares.  Heyman Holdings, by virtue of its control ownership of G-I Holdings, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares.  Mr. Heyman, as the sole general partner of Heyman Holdings, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares.  By virtue of the foregoing, each of BHC, G-I Holdings, G Holdings, Heyman Holdings and Mr. Heyman may be deemed to share with HIA the power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

In addition to the Shares held by the Reporting Persons, David Harrison, a director of BMCA, beneficially owns 500 shares of Common Stock.  Mr. Harrison is not a Reporting Person.  The Reporting Persons do not have the power to vote, direct the voting of, dispose of or direct the disposition of, the shares held by Mr. Harrison.

(c)            The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by a Reporting Person during the past 60 days are set forth on Schedule B attached hereto.  All such transactions were effected in the open market.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in paragraphs (a) and (b) above.

(e)           Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

In a letter dated August 28, 2006 from Mr. Heyman, the general partner of HIA, to Robert Tafaro, the President and Chief Executive Officer of BMCA (the “August Letter”), Mr. Heyman agreed, upon BMCA’s request, to sell any Shares of the Issuer owned by Mr. Heyman and his affiliates to BMCA at cost.  A copy of the August Letter is filed as Exhibit 2 to this Statement and the text of the August Letter is incorporated by reference herein.

11

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.                                                           Material to be Filed as Exhibits

Exhibit 1	Letter from Building Materials Corporation of America to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp, dated November 6, 2006.

Exhibit 2

Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert Tafaro Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006.

Exhibit 3	Joint Filing Agreement

12

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  November 6, 2006

HEYMAN INVESTMENT ASSOCIATES LIMITED PARTNERSHIP

By:	/s/ Samuel J. Heyman
	Name:	Samuel J. Heyman
	Title:	General Partner

SAMUEL J. HEYMAN

/s/ Samuel J. Heyman

BUILDING MATERIALS CORPORATION OF AMERICA

By:	/s/ John F. Rebele
	Name:	John F. Rebele
	Title:	Senior Vice President and Chief Financial Officer

HEYMAN HOLDINGS ASSOCIATES LIMITED PARTNERSHIP

By:	/s/ Samuel J. Heyman
	Name:	Samuel J. Heyman
	Title:	General Partner

BMCA HOLDINGS CORPORATION

By:	/s/ Roger F. Assad
	Name:	Roger F. Assad
	Title:	Vice President, Law and Secretary

G-I HOLDINGS INC.

By:	/s/ Samuel J. Heyman
	Name:	Samuel J. Heyman
	Title:	Chief Executive Officer and President

G HOLDINGS INC.

By:	/s/ Samuel J. Heyman
	Name:	Samuel J. Heyman
	Title:	Chief Executive Officer and President

Schedule A-1

Mr. Heyman is the sole general partner of Heyman Investment Associates Limited Partnership. Mr. Heyman’s business address is 667 Madison Avenue, 12th Floor, New York, New York 10021.  Mr. Heyman is a citizen of the United States.

Schedule A-2

The name and position of the directors and executive officers of Building Materials Corporation of America are set forth below.  The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470.  All executive officers and directors are citizens of the United States.

Name	Position
David A. Harrison	Senior Vice President, Marketing, Contractor Services and Corporate Development and Director
John F. Rebele	Senior Vice President, Chief Financial Officer, Chief Administrative Officer and Director
Robert B. Tafaro	Chief Executive Officer, President and Director
Kenneth E. Walton	Senior Vice President, Operations and Director
Susan B. Yoss	Senior Vice President

Schedule A-3

The name and position of the directors and executive officers of BMCA Holdings Corporation are set forth below.  The business address of each executive officer and director is 300 Delaware Avenue, Suite 303, Wilmington, Delaware 19801.  All executive officers and directors are citizens of the United States.

Name	Position

Robert B. Tafaro	Chief Executive Officer, President and Director
Susan B. Yoss	Senior Vice President, Chief Financial Officer and Treasurer

Schedule A-4

The name and position of the directors and executive officers of G-I Holdings Inc. are set forth below.  The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470.  All executive officers and directors are citizens of the United States.

Name	Position
Samuel J. Heyman	Chief Executive Officer, President, Secretary and Director
Robert B. Tafaro	Director
Susan B. Yoss	Senior Vice President, Chief Financial Officer and Treasurer

Schedule A-5

The name and position of the directors and executive officers of G Holdings Inc. are set forth below.  The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470.  All executive officers and directors are citizens of the United States.

Name	Position
Samuel J. Heyman	Chief Executive Officer, President, Secretary and Director
Susan B. Yoss	Senior Vice President, Chief Financial Officer and Treasurer

Schedule A-6

Mr. Heyman is the sole general partner of Heyman Holdings Associates Limited Partnership. Mr. Heyman’s business address is 667 Madison Avenue, 12th Floor, New York, New York 10021.  Mr. Heyman is a citizen of the United States.

Schedule B

List of Transactions in Issuer Common Stock

Type of Transaction	Date of Transaction	Quantity of Shares Purchased/(Sold)	Weighted Average Price Per Share
Purchase	9/07/2006	35,600	27.89
Purchase	9/08/2006	4,500	27.91
Purchase	9/11/2006	20,100	27.86
Purchase	9/12/2006	1,800	27.98
Purchase	9/18/2006	10,800	29.04
Purchase	9/19/2006	19,100	28.22
Sale	9/20/2006	(2,600)	28.82
Sale	10/25/2006	(16,800)	26.51
Purchase	10/25/2006	16,800	26.28
Purchase	10/26/2006	60,000	27.01
Purchase	10/27/2006	677,500	24.83
Purchase	10/30/2006	156,300	25.05
Purchase	10/31/2006	96,800	25.13
Purchase	11/01/2006	112,400	25.22